Exhibit 99.1

Perion Reports Third Quarter 2024 Results

Growth engines continue to excel: Digital Out of Home (DOOH), Retail media and CTV grew 63%1, 62% and 19% year-over-year, respectively

New York & Tel Aviv– November 6, 2024 – Perion Network Ltd. (NASDAQ and TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, today reported its financial results for the third quarter ended September 30, 2024.

“Third-quarter results were in line with our expectations as we continue to capitalize on the strength of DOOH, Retail Media, and CTV,” commented Tal Jacobson, Perion’s CEO.  “All three growth engines delivered strong results in the quarter, signaling that our multi-channel strategy is gaining traction with advertisers who trust us to activate their messages across all screens and formats. DOOH, Retail Media and CTV are leading today’s industry trends, and we are committed to developing and introducing new innovative omni-channel solutions that position Perion at the forefront of these high-growth areas.”

“Perion strives to serve its customers at the highest level while profitably growing the business and delivering value to shareholders. We will continue to accomplish this by combining internally developed and integrated technology solutions and adding more successful and synergetic growth engines organically and inorganically. We expect to generate positive operating cash flow in 2024, as we have consistently done since 2014.” concluded Mr. Jacobson.

1   On a proforma basis

Third Quarter 2024 Business Highlights

●	On a proforma basis, DOOH revenue increased 63% year-over-year to $19.1 million, representing 23% of Advertising Solutions revenue compared to 11% last year.

●	Retail Media[1] revenue increased 62% year-over-year to $21.0 million, representing 26% of Advertising Solutions revenue compared to 13% last year.

●	CTV revenue increased 19% year-over-year to $9.5 million, representing 12% of Advertising Solutions revenue compared to 8% last year.

●	Open Web[2] Video revenue decreased 63% year-over-year, representing 14% of Advertising Solutions revenue, compared to 32% last year.

●
Search Advertising revenue decreased 76% year-over-year to $20.9 million, representing 20% of total company revenue. Our contract with Microsoft Bing, which, as we previously reported, represents less than 5% of our overall revenue run rate both currently and going forward, will not be renewed at its conclusion at the end of 2024. As per the terms of the contract, there is a tail period that is expected to generate revenue in 2025.

1   Retail Media revenue include all media channels, such as CTV, DOOH, video and others
2  Open Web video refers to standard digital video ad units running on the open web (Websites), and does not include CTV, digital video on social platforms and short-form video

Third Quarter 2024 Financial Highlights2

In millions, except per share data	Three months ended			Nine months ended
	September 30,			September 30,
	2024	2023	%	2024	2023	%
Advertising Solutions Revenue	$81.3	$99.2	-18%	$231.4	$278.5	-17%
Search Advertising Revenue	$20.9	$86.1	-76%	$137.3	$230.5	-40%
Total Revenue	$102.2	$185.3	-45%	$368.7	$508.9	-28%
Contribution ex-TAC (Revenue ex-TAC)	$47.6	$77.3	-38%	$157.6	$219.6	-28%
GAAP Net Income	$2.1	$32.8	-94%	$7.7	$78.0	-90%
Non-GAAP Net Income	$11.9	$42.4	-72%	$47.8	$114.4	-58%
Adjusted EBITDA	$7.4	$42.7	-83%	$35.4	$115.2	-69%
Adjusted EBITDA to Contribution ex-TAC	16%	55%		22%	52%
Net Cash from Operations	$16.2	$40.1	-60%	$2.6	$105.2	-98%
Adjusted Free Cash Flow	$17.2	$39.9	-57%	$12.3	$104.7	-88%
GAAP Diluted EPS	$0.04	$0.65	-94%	$0.15	$1.57	-90%
Non-GAAP Diluted EPS	$0.23	$0.84	-73%	$0.94	$2.28	-59%

Financial Outlook 1

The company is reiterating its previously issued full-year 2024 guidance based on current expectations.

FY 2024 Guidance

●        Revenue of $490 to $510 million
●        Adjusted EBITDA2 of $48 to $52 million
●        Adjusted EBITDA2 to contribution ex-TAC2 of 23% at the midpoint

Share Repurchase program

As part of the company’s $75 million share repurchase program announced earlier this year, in the third quarter of 2024, Perion repurchased 1.6 million shares in the amount of approximately $13.5 million. As of the end of the third quarter, the company repurchased a total of 3.6 million shares, bringing the total spend under the share repurchase program to $33.5 million.

1  We have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock-based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

2 Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA and non-GAAP Diluted EPS are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures.

Financial Comparison for the Third Quarter of 2024

Revenue: Revenue decreased by 45% to $102.2 million in the third quarter of 2024 from $185.3 million in the third quarter of 2023. Advertising Solutions revenue decreased 18% year-over-year, accounting for 80% of total revenue, primarily due to a 63% decrease in Video revenue, partially offset by a $18.6 million increase in Digital Out of Home revenue and a 19% year-over-year increase in CTV revenue to $9.5 million. Search Advertising revenue decreased by 76% year-over-year, accounting for 20% of revenue, primarily due to 78% decrease in Average Daily Searches and 71% decrease in the number of publishers, following the changes implemented by Microsoft Bing earlier this year.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $54.6 million, or 53% of revenue, in the third quarter of 2024, compared with $108.0 million, or 58% of revenue, in the third quarter of 2023. The margin expansion was primarily due to changes in the product mix following the reduction in the Search business.

GAAP Net Income: GAAP net income decreased by 94% to $2.1 million in the third quarter of 2024, compared with $32.8 million in the third quarter of 2023.

Non-GAAP Net Income: Non-GAAP net income was $11.9 million, or 12% of revenue, in the third quarter of 2024, compared with $42.4 million, or 23% of revenue, in the third quarter of 2023. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $7.4 million, or 7% of revenue (and 16% of Contribution ex-TAC) in the third quarter of 2024, compared with $42.7 million, or 23% of revenue (and 55% of Contribution ex-TAC) in the third quarter of 2023. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in the third quarter of 2024 was $16.2 million, compared with $40.1 million in the third quarter of 2023.

Net cash: As of September 30, 2024, cash and cash equivalents, short-term bank deposits and marketable securities amounted to $383.9 million, compared with $472.7 million as of December 31, 2023.

Conference Call

Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:

Registration link: https://perion-q3-earnings-call-2024.open-exchange.net/

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.

Perion connects advertisers with consumers through technology across all major digital channels. Our cross-channel creative and technological strategies enable brands to maintain a powerful presence across the entire consumer journey, online and offline. Perion is dedicated to building an advertiser-centric universe, providing significant benefits to brands and publishers.

For more information, visit Perion's website at www.perion.com.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC, Adjusted EBITDA, non-GAAP net income and non-GAAP diluted earning per share.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as income from operations excluding stock-based compensation expenses, restructuring costs, depreciation, amortization of acquired intangible assets, retention and other acquisition-related expenses and gains and losses recognized with respect to changes in the fair value of contingent consideration.

Non-GAAP net income and non-GAAP diluted earnings per share are defined as net income and net earnings per share excluding stock-based compensation expenses, restructuring costs, retention and other acquisition-related expenses, revaluation of acquisition-related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains and losses associated with ASC-842, as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue
Advertising Solutions	$81,289	$99,193	$231,449	$278,450
Search Advertising	20,909	86,112	137,260	230,475
Total Revenue	102,198	185,305	368,709	508,925

Costs and Expenses
Cost of revenue	11,525	9,805	34,309	26,953
Traffic acquisition costs and media buy	54,572	107,981	211,124	289,338
Research and development	8,271	7,763	28,194	24,352
Selling and marketing	17,861	14,171	51,995	42,983
General and administrative	9,200	7,712	28,955	21,668
Change in fair value of contingent consideration	-	1,982	1,541	16,584
Depreciation and amortization	3,579	3,425	12,910	10,191
Restructuring costs and other charges	-	-	6,895	-
Total Costs and Expenses	105,008	152,839	375,923	432,069

Income (loss) from Operations	(2,810)	32,466	(7,214)	76,856
Financial income, net	5,399	6,103	16,588	14,689
Income before Taxes on income	2,589	38,569	9,374	91,545
Taxes on income	475	5,748	1,701	13,533
Net Income	$2,114	$32,821	$7,673	$78,012

Net Earnings per Share
Basic	$0.05	$0.69	$0.16	$1.66
Diluted	$0.04	$0.65	$0.15	$1.57

Weighted average number of shares
Basic	46,935,927	47,392,072	47,971,595	46,915,616
Diluted	48,360,345	50,270,296	49,794,459	49,831,190

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	September 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$154,730	$187,609
Restricted cash	1,124	1,339
Short-term bank deposits	149,339	207,450
Marketable securities	79,788	77,616
Accounts receivable, net	132,294	231,539
Prepaid expenses and other current assets	20,181	21,033
Total Current Assets	537,456	726,586

Long-Term Assets
Property and equipment, net	7,142	3,179
Operating lease right-of-use assets	21,667	6,609
Goodwill and intangible assets, net	319,902	336,627
Deferred taxes	5,892	4,180
Other assets	407	85
Total Long-Term Assets	355,010	350,680
Total Assets	$892,466	$1,077,266

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$101,454	$217,181
Accrued expenses and other liabilities	27,122	42,636
Short-term operating lease liability	4,230	4,198
Deferred revenue	1,999	2,297
Short-term payment obligation related to acquisitions	3,803	73,716
Total Current Liabilities	138,608	340,028

Long-Term Liabilities
Long-term operating lease liability	18,697	3,448
Other long-term liabilities	13,345	15,643
Total Long-Term Liabilities	32,042	19,091
Total Liabilities	170,650	359,119

Shareholders' equity
Ordinary shares	427	413
Additional paid-in capital	559,869	530,620
Treasury shares at cost	(34,533)	(1,002)
Accumulated other comprehensive gain (loss)	181	(83)
Retained earnings	195,872	188,199
Total Shareholders' Equity	721,816	718,147
Total Liabilities and Shareholders' Equity	$892,466	$1,077,266

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net Income	$2,114	$32,821	$7,673	$78,012
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,579	3,425	12,910	10,191
Stock-based compensation expense	6,220	4,425	17,325	10,927
Foreign currency translation	(36)	22	(7)	9
Accrued interest, net	1,089	(2,208)	3,869	(4,239)
Deferred taxes, net	134	(1,257)	(1,701)	(1,733)
Accrued severance pay, net	108	(187)	(296)	(462)
Restructuring costs	-	-	6,895	-
Gain from sale of property and equipment	(29)	(5)	(37)	(22)
Net changes in operating assets and liabilities	3,059	3,059	(44,031)	12,563
Net cash provided by operating activities	$16,238	$40,095	$2,600	$105,246

Cash flows from investing activities
Purchases of property and equipment, net of sales	(4,336)	(152)	(5,467)	(503)
Investment in marketable securities, net of sales	(2,530)	597	(821)	(71,598)
Short-term deposits, net	35,399	(28,650)	58,111	(550)
Net cash provided by (used in) investing activities	$28,533	$(28,205)	$51,823	$(72,651)

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	99	150	465	2,338
Payments of contingent consideration	(22,838)	-	(54,540)	(13,256)
Purchase of treasury stock	(13,479)	-	(33,531)	-
Net cash provided by (used in) financing activities	$(36,218)	$150	$(87,606)	$(10,918)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	202	(103)	89	(18)
Net increase (decrease) in cash and cash equivalents and restricted cash	8,755	11,937	(33,094)	21,659
Cash and cash equivalents and restricted cash at beginning of period	147,099	187,243	188,948	177,521
Cash and cash equivalents and restricted cash at end of period	$155,854	$199,180	$155,854	$199,180

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenue	$102,198	$185,305	$368,709	$508,925
Traffic acquisition costs and media buy	54,572	107,981	211,124	289,338
Contribution ex-TAC	$47,626	$77,324	$157,585	$219,587

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

GAAP Income (loss) from Operations	$(2,810)	$32,466	$(7,214)	$76,856
Stock-based compensation expenses	6,220	4,425	17,325	10,927
Retention and other acquisition related expenses	427	401	3,936	658
Change in fair value of contingent consideration	-	1,982	1,541	16,584
Amortization of acquired intangible assets	3,009	3,017	11,354	8,972
Restructuring costs	-	-	6,895	-
Depreciation	570	408	1,556	1,219
Adjusted EBITDA	$7,416	$42,699	$35,393	$115,216

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

GAAP Net Income	$2,114	$32,821	$7,673	$78,012
Stock-based compensation expenses	6,220	4,425	17,325	10,927
Amortization of acquired intangible assets	3,009	3,017	11,354	8,972
Retention and other acquisition related expenses	427	401	3,936	658
Change in fair value of contingent consideration	-	1,982	1,541	16,584
Restructuring costs	-	-	6,895	-
Foreign exchange losses (gains) associated with ASC-842	255	(83)	90	(280)
Revaluation of acquisition related contingent consideration	-	149	-	441
Taxes on the above items	(168)	(291)	(969)	(865)
Non-GAAP Net Income	$11,857	$42,421	$47,845	$114,449

Non-GAAP diluted earnings per share	$0.23	$0.84	$0.94	$2.28

Shares used in computing non-GAAP diluted earnings per share	50,504,041	50,543,534	50,859,984	50,106,425

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Net cash provided by operating activities	$16,238	$40,095	$2,600	$105,246
Purchases of property and equipment, net of sales	(4,336)	(152)	(5,467)	(503)
Free cash flow	$11,902	$39,943	$(2,867)	$104,743
Purchase of property and equipment related to our new corporate headquarter office	4,142	-	4,323	-
Portion of the cash payment of contingent consideration in excess of the acquisition date fair value	1,182	-	10,824	-
Adjusted free cash flow	$17,226	$39,943	$12,280	$104,743